                                                                      Exhibit 99

                              COGNOS INCORPORATED

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                    (US$000s except share amounts, CDN GAAP)
                                  (Unaudited)

                                       THREE MONTHS ENDED    NINE MONTHS ENDED
                                          NOVEMBER 30,         NOVEMBER 30,
--------------------------------------------------------------------------------
                                         2001       2000       2001      2000
--------------------------------------------------------------------------------
Revenue
  Product license....................  $  59,114  $  64,832  $152,835  $183,050
  Product support....................     44,578     37,635   129,005   106,610
  Services...........................     20,489     22,171    66,670    61,889
--------------------------------------------------------------------------------
Total revenue........................    124,181    124,638   348,510   351,549
--------------------------------------------------------------------------------
Operating expenses
  Cost of product license............        847      1,925     2,915     5,367
  Cost of product support............      3,825      4,551    11,981    12,896
  Selling, general, and administra-
   tive..............................     86,863     83,109   264,887   235,005
  Research and development...........     17,579     16,854    55,424    49,215
  Investment tax credits.............     (1,099)    (2,765)   (3,659)   (5,400)
  Business restructuring costs.......         --         --    12,798        --
--------------------------------------------------------------------------------
Total operating expenses.............    108,015    103,674   344,346   297,083
--------------------------------------------------------------------------------
Operating income.....................     16,166     20,964     4,164    54,466
Interest expense.....................        (88)      (230)     (257)     (540)
Interest income......................      1,947      3,355     7,167     9,034
--------------------------------------------------------------------------------
Income before taxes..................     18,025     24,089    11,074    62,960
Income tax provision.................      5,957      8,697     5,441    21,210
--------------------------------------------------------------------------------
Net income...........................  $  12,068  $  15,392  $  5,633  $ 41,750
Retained earnings at beginning of the
 period..............................    160,512    150,699   175,946   126,316
Repurchase of shares.................     (8,955)        --   (17,954)   (1,975)
--------------------------------------------------------------------------------
Retained earnings at end of the peri-
 od..................................  $ 163,625  $ 166,091  $163,625  $166,091
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Net income per share
  Basic..............................  $    0.14  $    0.17  $   0.06  $   0.48
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  Diluted............................  $    0.13  $    0.17  $   0.06  $   0.45
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Weighted average number of shares
 (000s)
  Basic..............................     87,488     88,249    87,840    87,647
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  Diluted............................     89,456     92,646    89,980    92,170
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            (See accompanying notes)

                                                                      Exhibit 99

                              COGNOS INCORPORATED

                          CONSOLIDATED BALANCE SHEETS
                              (US$000s, CDN GAAP)

                                                       NOVEMBER 30, FEBRUARY 28,
                                                           2001         2001
                                                       ------------ ------------
                                                              (UNAUDITED)
ASSETS
Current assets
  Cash and cash equivalents...........................   $154,236     $115,293
  Short-term investments..............................    113,881      119,265
  Accounts receivable.................................    100,130      146,867
  Inventories.........................................        518          730
  Prepaid expenses....................................      6,566        8,648
  Income tax assets...................................      5,525           --
--------------------------------------------------------------------------------
                                                          380,856      390,803
Fixed assets..........................................     65,127       74,208
Other assets..........................................     33,761       46,780
--------------------------------------------------------------------------------
                                                         $479,744     $511,791
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
LIABILITIES
Current liabilities
  Accounts payable....................................   $ 23,980     $ 28,256
  Accrued charges.....................................     31,349       21,798
  Salaries, commissions, and related items............     34,447       28,822
  Income taxes payable................................        672       17,548
  Current portion of long-term debt...................         32           32
  Deferred revenue....................................     85,003       96,674
--------------------------------------------------------------------------------
                                                          175,483      193,130
Long-term liabilities.................................        766        1,539
Deferred income taxes.................................     11,834       16,402
--------------------------------------------------------------------------------
                                                          188,083      211,071
--------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Capital stock
  Common shares (November 30, 2001--87,277,837;
  February 28, 2001--87,885,161)......................    141,484      134,791
Retained earnings.....................................    163,625      175,946
Accumulated other comprehensive items.................    (13,448)     (10,017)
--------------------------------------------------------------------------------
                                                          291,661      300,720
--------------------------------------------------------------------------------
                                                         $479,744     $511,791
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            (See accompanying notes)

                                                                      Exhibit 99

                              COGNOS INCORPORATED
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                              (US$000s, CDN GAAP)
                                  (Unaudited)

                                          THREE MONTHS
                                         ENDED NOVEMBER     NINE MONTHS ENDED
                                               30,            NOVEMBER 30,
                                        ------------------  ------------------
                                          2001      2000      2001      2000
                                        --------  --------  --------  --------
Cash provided by (used in) operating
 activities
  Net income..........................  $ 12,068  $ 15,392  $  5,633  $ 41,750
  Non-cash items
    Depreciation and amortization.....     9,972     7,876    28,340    21,565
    Amortization of deferred stock-
     based compensation...............       504       173     1,658       519
    Amortization of other deferred
     compensation.....................       606       345     1,938     1,035
    Deferred income taxes.............    (1,010)    1,364    (4,232)      178
    Loss on disposal of fixed assets..        43         2       583       215
-------------------------------------------------------------------------------
                                          22,183    25,152    33,920    65,262
  Change in non-cash working capital
  Decrease (increase) in accounts re-
   ceivable...........................    (6,116)  (23,765)   51,080   (25,579)
  Decrease (increase) in inventory....        48       (77)      192       (58)
  Decrease (increase) in prepaid ex-
   penses.............................       366       256     1,911    (1,667)
  Decrease (increase) in income tax
   assets.............................     2,768        --    (5,526)       --
  Increase (decrease) in accounts pay-
   able...............................    (1,631)    3,297   (10,045)    3,131
  Increase (decrease) in accrued
   charges............................     3,911     1,660     9,989     5,993
  Increase (decrease) in salaries,
   commissions, and related items          3,410     3,380     5,944     1,736
  Increase (decrease) in income taxes
   payable............................      (144)      918   (16,747)    3,607
  Increase (decrease) in deferred rev-
   enue...............................    (2,123)      176   (10,693)     (559)
-------------------------------------------------------------------------------
                                          22,672    10,997    60,025    51,866
Cash provided by (used in) investing
 activities
  Maturity of short-term investments..    56,557    47,249   236,788   139,069
  Purchase of short-term investments..   (83,144) (117,608) (232,035) (193,207)
  Additions to fixed assets...........    (2,026)  (16,404)  (10,401)  (42,998)
  Acquisition costs...................        --   (10,406)       --   (11,260)
-------------------------------------------------------------------------------
                                        (28,613)   (97,169)   (5,648) (108,396)
-------------------------------------------------------------------------------
Cash provided by (used in) financing
 activities
  Issue of common shares..............     1,645     4,136     7,073    20,014
  Repurchase of shares................    (9,994)       --   (19,992)   (2,053)
  Repayment of long-term debt and
   long-term liabilities..............      (806)   (2,800)     (645)   (2,414)
-------------------------------------------------------------------------------
                                          (9,155)    1,336   (13,564)   15,547
-------------------------------------------------------------------------------
Effect of exchange rate changes on
 cash.................................      (977)     (846)   (1,870)   (1,598)
-------------------------------------------------------------------------------
Net increase (decrease) in cash and
 cash equivalents.....................   (16,073)  (85,682)   38,943   (42,581)
Cash and cash equivalents, beginning
 of period............................   170,309   175,536   115,293   132,435
-------------------------------------------------------------------------------
Cash and cash equivalents, end of pe-
 riod.................................   154,236    89,854   154,236    89,854
Short-term investments, end of period.   113,881   116,534   113,881   116,534
-------------------------------------------------------------------------------
Cash, cash equivalents, and short-term
 investments, end of period             $268,117  $206,388  $268,117  $206,388
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                            (See accompanying notes)

                              COGNOS INCORPORATED
             CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)
                         (All amounts in U.S. dollars)
                         (In accordance with CDN GAAP)

1. Basis of Presentation

  The accompanying unaudited consolidated financial statements have been prepared by the Corporation in United States (U.S.) dollars and in accordance with Canadian (CDN) generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all information and footnotes as required in the preparation of annual consolidated financial statements. These unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Annual Information Form for the fiscal year ended February 28, 2001.

  The preparation of these unaudited consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. In the opinion of Management, these unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

  All information is presented in thousands of U.S. dollars.

2. Revenue Recognition

  The Corporation recognizes revenue in accordance with Statement of Position
  (SOP) 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants.

  Substantially all of the Corporation's product license revenue is earned from licenses of off-the-shelf software requiring no customization. Revenue from these licenses is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. If a license includes the right to return the product for refund or credit, revenue is recognized net of an allowance for estimated returns provided all the requirements of SOP 97-2 have been met.

  Revenue from product support contracts is recognized ratably over the life of the contract. Incremental costs directly attributable to the acquisition of product support contracts, and that would not have been incurred but for the acquisition of that contract, are deferred and expensed in the period the related revenue is recognized. These costs include commissions payable on sales of support contracts.

  Revenue from education, consulting, and other services is recognized at the time such services are rendered.

                              COGNOS INCORPORATED
             CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)
                         (All amounts in U.S. dollars)
                         (In accordance with CDN GAAP)

  For contracts with multiple obligations (e.g. deliverable and undeliverable products, support obligations, education, consulting and other services), the Corporation allocates revenue to each element of the contract based on objective evidence, specific to the Corporation, of the fair value of the element.

3. Income Taxes

  The Corporation provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year.

4. Net Income per Share

  The reconciliation of the numerator and denominator for the calculation of basic and diluted net income per share is as follows: (000's except per share amounts)

                                                  THREE MONTHS    NINE MONTHS
                                                 ENDED NOVEMBER  ENDED NOVEMBER
                                                       30,            30,
                                                 --------------- --------------
                                                  2001    2000    2001   2000
                                                 ------- ------- ------ -------
   BASIC NET INCOME PER SHARE
     Net income................................  $12,068 $15,392 $5,633 $41,750
                                                 ======= ======= ====== =======
     Weighted average number of shares out-
      standing.................................   87,488  88,249 87,840  87,647
                                                 ======= ======= ====== =======
     Basic net income per share................  $  0.14 $  0.17 $ 0.06 $  0.48
                                                 ======= ======= ====== =======
   DILUTED NET INCOME PER SHARE
     Net income................................  $12,068 $15,392 $5,633 $41,750
                                                 ======= ======= ====== =======
     Weighted average number of shares out-
      standing                                    87,488  88,249 87,840  87,647
     Dilutive effect of stock options..........    1,968   4,397  2,140   4,523
                                                 ------- ------- ------ -------
     Adjusted weighted average number of shares
      outstanding                                 89,456  92,646 89,980  92,170
                                                 ======= ======= ====== =======
     Diluted net income per share..............  $  0.13 $  0.17 $ 0.06 $  0.45
                                                 ======= ======= ====== =======

                              COGNOS INCORPORATED
             CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)
                         (All amounts in U.S. dollars)
                         (In accordance with CDN GAAP)
5. Comprehensive Income

  Comprehensive income includes net income and "other comprehensive income." Other comprehensive income refers to changes in the balances of revenues, expenses, gains and losses that are recorded directly as a separate component of Stockholders' Equity and excluded from net income.

  For the quarter ended November 30, 2001, the Corporation had other comprehensive expense of $1,555,000 compared to other comprehensive expense of $2,985,000 for the quarter ended November 30, 2000. These amounts relate to foreign currency translation adjustments from those subsidiaries not using the U.S. dollar as their functional currency, net of unrealized net derivative gains (losses). Total comprehensive income was $10,513,000 and $12,407,000 for the quarters ended November 30, 2001 and 2000, respectively.

  The Corporation had other comprehensive expense of $3,431,000 for the nine months ended November 30, 2001 and other comprehensive expense of $4,211,000 for the nine months ended November 30, 2000. Total comprehensive income was $2,202,000 for the nine months ended November 30, 2001 and total comprehensive income was $37,539,000 for the nine months ended November 30, 2000.

6. Segmented Information

  The Corporation has one reportable segment--computer software products.

7. Business Restructuring Charges

  In connection with a restructuring plan to align the Corporation's cost structure and operations to the current economic environment, the Corporation recorded in the quarter ended May 31, 2001 a pre-tax business restructuring charge to earnings of $12,798,000. Business restructuring charges primarily relate to involuntary employee separations for approximately 300 employees, as well as asset write-downs, and accruals for net costs of abandoning leases and related write-down of leasehold improvements. The remaining accrual is included on the balance sheet as accrued charges and salaries, commissions and related items.

  The employee separations impact all functional groups and geographic regions of the Corporation. As of November 30, 2001, all employee separations under the restructuring plan had been completed and related cash payments will be substantially completed throughout the remainder of fiscal 2002.

                              COGNOS INCORPORATED
             CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)
                         (All amounts in U.S. dollars)
                         (In accordance with CDN GAAP)

  The following table displays the status of the restructuring reserve at November 30, 2001: (000's)

                                             OTHER
                              EMPLOYEE   RESTRUCTURING
                             SEPARATIONS     COSTS      TOTAL
                             ----------- ------------- -------
   RESTRUCTURING CHARGES IN
    Q1 FISCAL 2002.........    $9,660       $3,138     $12,798
   Cash Payments...........      (758)                    (758)
   Asset write-downs.......                 (1,557)     (1,557)
                               ------       ------     -------
   BALANCE AS AT MAY 31,
    2001...................     8,902        1,581      10,483
   Cash Payments...........    (4,443)        (970)     (5,413)
   Asset write-downs.......        --           --          --
                               ------       ------     -------
   BALANCE AS AT AUGUST 31,
    2001...................     4,459          611       5,070
   Cash Payments...........      (884)        (197)     (1,081)
   Asset write-downs.......        --           --          --
                               ------       ------     -------
   BALANCE AS AT NOVEMBER
    30, 2001...............    $3,575       $  414     $ 3,989

8. Litigation

  On May 5, 2000 an action was filed in the United States District Court for the Northern District of California against the Corporation and its subsidiary, Cognos Corporation (collectively "Cognos") by Business Objects S.A. ("Complainant"), for alleged patent infringement. The complaint alleges that the Corporation's Impromptu product infringes the Complainant's United States Patent No. 5,555,403 entitled "Relational Database Access System using Semantically Dynamic Objects". The complaint seeks relief in the form of an injunction against the Corporation and unspecified damages. On May 30, 2000 the Corporation answered the complaint, denying all material allegations, and counterclaimed against the Complainant for a declaratory judgment that the Corporation is not infringing the Complainant's patent and that the patent is invalid. A trial date has been set for May 2002. The Corporation cannot estimate the financial impact, if any, at this time.

  In addition, the Corporation and its subsidiaries may, from time to time, be involved in other legal proceedings, claims, and litigation that arise in the ordinary course of business which the Corporation believes would not reasonably be expected to have a material adverse effect on the financial condition of the Corporation.

                              COGNOS INCORPORATED
             CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)
                         (All amounts in U.S. dollars)
                         (In accordance with CDN GAAP)

9. Recent Pronouncements

  In June 2001, the Canadian Institute of Chartered Accountants issued new Handbook sections 1581, Business Combinations and 3062, Goodwill and Other Intangible Assets ("the pronouncements"), effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the pronouncements. Other intangible assets will continue to be amortized over their useful lives.

  The Corporation will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2003. Application of the non-amortization provisions of the pronouncements is expected to result in an increase in net income of $4,000,000 ($0.04 per share) for fiscal 2003. During fiscal 2003, the Corporation will perform the required impairment tests of goodwill and indefinite lived intangible assets as of March 1, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Corporation.

  In October 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS 121, and the accounting and reporting provisions of APB 30, for the disposal of a segment of a business. The provisions of SFAS 144 are required to be adopted by March 1, 2002. The Corporation believes that the adoption of SFAS 144 will not have a material effect on the business, results of operations, and financial condition.